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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 3)*



                               Prize Energy Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    74267L106
                                 (CUSIP Number)

                              Richard L. Covington
                      125 E. John Carpenter Fwy., Suite 600
                                Irving, TX 75062
                                 (972) 432-1440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 74267L106               SCHEDULE 13D

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(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

        NATURAL GAS PARTNERS II, L.P.

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions) OO (SEE ITEM 3)

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                [ ]

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(6)  Citizenship or Place of Organization    NATURAL GAS PARTNERS II, L.P. IS A
                                             LIMITED PARTNERSHIP FORMED UNDER
                                             THE LAWS OF THE STATE OF DELAWARE

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      Number of                     (7) Sole Voting Power               457,302
      Shares Bene-                 --------------------------------------------
      ficially                      (8) Shared Voting Power                   0
      Owned by                     --------------------------------------------
      Each                          (9) Sole Dispositive Power          457,302
      Reporting                    --------------------------------------------
      Person With                  (10) Shared Dispositive Power              0

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person       457,302

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

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(13) Percent of Class Represented by Amount in Row (11)                   3.34%

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(14) Type of Reporting Person (See Instructions)                             PN

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CUSIP NO. 74267L106               SCHEDULE 13D

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(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

          G.F.W. ENERGY II, L.P.

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)                         OO (SEE ITEM 3)

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     [ ]

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(6)  Citizenship or Place of Organization     G.F.W. ENERGY II, L.P. IS A
                                              LIMITED PARTNERSHIP FORMED UNDER
                                              THE LAWS OF THE STATE OF DELAWARE

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      Number of                    (7)  Sole Voting Power            457,302(1)
      Shares Bene-                 --------------------------------------------
      ficially                     (8)  Shared Voting Power                0
      Owned by                     --------------------------------------------
      Each                         (9)  Sole Dispositive Power       457,302(1)
      Reporting                    --------------------------------------------
      Person With                  (10) Shared Dispositive Power           0
-------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     457,302(1)

-------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

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(13)Percent of Class Represented by Amount in Row (11)                    3.34%

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(14)Type of Reporting Person (See Instructions)                             PN

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(1)  Solely in its capacity as sole general partner of Natural Gas Partners II,
     L.P.




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CUSIP NO. 74267L106               SCHEDULE 13D

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(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

        GFW II, L.L.C.

-------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                               (a) [ ]
                                                                       (b) [ ]
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(3)   SEC Use Only

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(4)  Source of Funds (See Instructions)                         OO (SEE ITEM 3)

-------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                 [ ]

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(6)  Citizenship or Place of Organization      GFW II, L.L.C. IS A LIMITED
                                               LIABILITY COMPANY FORMED UNDER
                                               THE LAWS OF THE STATE OF
                                               DELAWARE

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      Number of                    (7)  Sole Voting Power            457,302(1)
      Shares Bene-                 --------------------------------------------
      ficially                     (8)  Shared Voting Power                0
      Owned by                     --------------------------------------------
      Each                         (9)  Sole Dispositive Power       457,302(1)
      Reporting                    --------------------------------------------
      Person With                  (10) Shared Dispositive Power           0
-------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     457,302(1)

-------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

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(13) Percent of Class Represented by Amount in Row (11)                   3.34%

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(14) Type of Reporting Person (See Instructions)                            OO

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(1)  Solely in its capacity as the sole general partner of G.F.W. Energy II,
     L.P. which is the sole general partner of Natural Gas Partners II, L.P



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         This Amendment No. 3 amends Schedule 13D filed with the Securities and
Exchange Commission on November 6, 1998, as amended on February 17, 2000 and on April 10, 2000, by Natural Gas Partners II, L.P. ("NGP"), G.F.W. Energy II, L.P. ("GFWLP") and GFW II, L.L.C. ("GFW") (collectively, NGP, GFWLP and GFW are referred to herein as "Reporting Persons"), as follows:

ITEM 1.  SECURITY AND ISSUER.

         No Modification.

ITEM 2.  IDENTITY AND BACKGROUND.

         No Modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No Modification.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to an Underwriting Agreement described in Item 6 below, NGP sold 422,516 shares of Common Stock in an underwritten secondary offering and has granted to the underwriters an Over-Allotment Option (as described in Item 6 below) on an additional 25,351 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) NGP is the beneficial owner of 422,516 shares of the Common Stock which represents 3.34% of the outstanding shares of the Common Stock. Each of GFWLP, in its capacity as the sole general partner of NGP, and GFW, in its capacity as the sole general partner of GFWLP, is deemed to be an indirect beneficial owner of the 422,516 shares of the Common Stock beneficially owned by NGP. NGP which acts through its sole general partner GFWLP, which acts through its sole general partner GFW, has the sole power to vote and dispose of such 422,516 shares, subject, however, to the Over-Allotment Option (as described in Item 6 below).

         (c) On September 26, 2000, NGP sold in an underwritten secondary offering led by Lehman Brothers Inc., 422,516 shares of Common Stock. The net proceeds from such sale will be distributed by NGP to its partners. The shares of Common Stock sold by NGP were registered pursuant to a registration statement on Form S-1 filed by Prize Energy Corp. with the Securities and Exchange Commission (File No. 333-44346) on August 23, 2000.

         (d) No modification.

         (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of Prize Energy Corp. on September 26, 2000.



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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

      In connection with the sale of the 422,516 shares of Common Stock referred to in Item 5(c), NGP entered into an Underwriting Agreement, dated September 21, 2000 (the "Underwriting Agreement"), with Lehman Brothers Inc., CIBC World Markets Corp. and Petrie Parkman & Co., Prize Energy Corp., Natural Gas Partners II, L.P., Natural Gas Partners III, L.P., Pioneer Natural Resources USA, Inc. and certain individuals Executive Selling Stockholders identified therein. Pursuant to the Underwriting Agreement, NGP granted to the underwriters a 30-day option to purchase up to 25,351 shares of Common Stock to cover over-allotments (the "Over-Allotment Option"). In addition, NGP agreed that, without the prior consent of Lehman Brothers, Inc., it would not sell or otherwise dispose of any shares of Common Stock (or securities convertible into or exercisable for Common Stock) for a period of 90 days after the sale of the Common Stock under the Underwriting Agreement.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit A  -   Form of Underwriting Agreement among Lehman Brothers Inc., CIBC
               World Markets Corp. and Petrie Parkman & Co., Prize Energy Corp.,
               Natural Gas Partners II, L.P., Natural Gas Partners III, L.P.,
               Pioneer Natural Resources USA, Inc., Pioneer Natural Resources
               USA, Inc. and certain individuals Executive Selling Stockholders identified therein.*

Exhibit B -    Joint Filing Agreement, dated as of February 17, 2000, by and among the reporting persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).**

----------------

* Included as Exhibit 1.1 in Amendment No. 2 to Prize Energy Corp.'s Registration Statement on Form S-1 (File No. 333-44346), filed on September 20, 2000 with the Securities and Exchange Commission, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as Exhibit D to Amendment No. 1 to the 13D of the Reporting Persons relating to Prize Energy Corp., filed on February 17, 2000, and incorporated herein by reference.






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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 28, 2000               NATURAL GAS PARTNERS II, L.P.

                                       By: G.F.W. Energy II, L.P., its Sole
                                       General Partner
                                       By: GFW II, L.L.C., its Sole General
                                       Partner


                                       By: /s/ Kenneth A. Hersh
                                           ------------------------------------
                                           Kenneth A. Hersh, Authorized Member



Date: September 28, 2000               G.F.W. Energy II, L.P.
                                       By: GFW III, L.L.C., its Sole General
                                       Partner


                                       By: /s/ Kenneth A. Hersh
                                           ------------------------------------
                                           Kenneth A. Hersh, Authorized Member



Date: September 28, 2000               GFW II, L.L.C.




                                       By:  /s/ Kenneth A. Hersh
                                           ------------------------------------
                                           Kenneth A. Hersh, Authorized Member





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                                  EXHIBIT INDEX


Exhibit A  -   Form of Underwriting Agreement among Lehman Brothers Inc., CIBC
               World Markets Corp. and Petrie Parkman & Co., Prize Energy Corp.,
               Natural Gas Partners II, L.P., Natural Gas Partners III, L.P.,
               Pioneer Natural Resources USA, Inc., and certain individuals
               Executive Selling Stockholders identified therein.*

Exhibit B -    Joint Filing Agreement, dated as of February 17, 2000, by and among the reporting persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).**


----------------

* Included as Exhibit 1.1 in Amendment No. 2 to Prize Energy Corp.'s Registration Statement on Form S-1 (File No. 333-44346), filed on September 20, 2000 with the Securities and Exchange Commission, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as Exhibit D to Amendment No. 1 to the 13D of the Reporting Persons relating to Prize Energy Corp., filed on February 17, 2000, and incorporated herein by reference.